As filed with the Securities and Exchange Commission on May 9, 2014

Registration No. 333-195497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MYOS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada	2834	90-0772394
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927
(973) 509-0444
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Peter Levy
President
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927
(973) 509-0444
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)		Proposed Maximum Offering Price per Share (3)		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock Par Value, $.001 Per Share	678,696	(2)	$$12.22	(3)	$8,293,665	$$1,068.23
Common Stock Par Value, $.001 Per Share, issuable upon exercise of Series A Warrants	315,676	(4)	$$15.00	(5)	$4,735,140	$$609.89
Common Stock Par Value, $.001 Per Share, issuable upon exercise of Series B Warrants	157,846	(4)	$$45.00	(5)	$7,103,070	$$914.88
Total	1,152,218		$-		$20,131,875	$$2,593	(6)

(1)
In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby shall include an indeterminate number of additional shares of common stock that may be issuable as a result of anti-dilution adjustments.

(2)	Represents shares of common stock sold and issued to investors and the placement agent in a private placement in January 2014.

(3)
Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices reported for shares of common stock of the registrant on April 23, 2014 of $12.22, as reported on the OTC Bulletin Board.

(4)	Represents shares of common stock issuable upon the exercise of warrants sold and issued to investors in a private placement in January 2014.

(5)	Represents the exercise price of the warrants.

(6)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Registration Statement on Form S-1 of MYOS Corporation (Commission File No. 333-195497) is to file Exhibit 5.1. No other changes have been made to the Registration Statement.

2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee:

SEC registration fee	$2,593
Accounting fees and expense	5,000
Printing expenses	2,500
Legal fees and expenses	22,500
Miscellaneous	2,407
Total	$35,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Charter and Bylaws

Our articles of incorporation and bylaws provide for the indemnification of a present or former director or officer. We will indemnify any director, officer, employee or agent who is successful on the merits or otherwise in defense on any action or suit.  Such indemnification shall include, but not necessarily be limited to, expenses, including attorney's fees actually or reasonably incurred by him.  We may indemnify such individual against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is a director or officer.  Such individual must have conducted himself in good faith and reasonably believed that his or her conduct was in, or not opposed to, our best interests.  In a criminal action, he or she must not have had a reasonable cause to believe that such conduct was unlawful.

Nevada Law

We are incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

•	By the stockholders;

•	By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

•	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

•	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

•
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

•	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Other

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of our company in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this Registration Statement, we have sold the following securities that were not registered under the Securities Act.

On January 27, 2014, we consummated a private placement of units comprised of (i) one share of our common stock, and (ii) two series of warrants to purchase shares of our common stock as follows: (a) a Series A warrant to purchase shares of our common stock at an exercise price of $15.00 per share and (b) a Series B warrant to purchase shares of our common stock at an exercise price of $45.00 per share, to accredited investors at a purchase price of $7.50 per unit.  In the offering, we issued 631,346 shares of common stock, 315,676 Series A warrants and 157,846 Series B warrants for aggregate gross proceeds of $4.375 million.  Brean Capital LLC acted as the placement agent for the offering and received approximately 47,351 shares of common stock for serving as placement agent in the offering. The securities were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On September 15, 2012, we issued 3,385 shares of common stock to an unrelated third party as repayment for loans and advances in the amount of approximately $42,000.  No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On July 26, 2012, we issued an aggregate of 12,000 shares of common stock to certain accredited investors. We received gross proceeds of $150,000 in the offering. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

Between June 26, 2012 and July 2, 2012, we entered into subscription agreements for a private placement with certain accredited and institutional investors. Pursuant to the agreement, we agreed to issue approximately 448,000 million shares of our common stock to the purchasers at a price of $12.50 per share, for aggregate proceeds of approximately $5.6 million. Chardan Capital Markets, LLC served as a placement agent in the offering and received 6.0% of the aggregate purchase price paid (or approximately $180,000) by the purchasers that it introduced to us.  The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

Concurrent with the foregoing private placement, holders of our 18% unsecured convertible promissory notes in the aggregate principal amount of $400,000, or the Notes, including Dr. Robert J. Hariri, the chairman of our board of directors, agreed to convert the Notes and any accrued interest on the Notes into 16,568 shares of our common stock at a conversion price of $10.00 per share. In addition, Dr. Hariri agreed to convert $99,500 in other outstanding loans and advances and any accrued interest thereon for 10,147 shares of our common stock at a conversion price of $10.00 per share. The shares were issued in reliance upon an exemption from registration under Section 3(a)(9) of the Securities Act.

On April 9, 2012, we issued 240,000 shares of common stock to certain accredited investors, including 4,000 shares issued to a prior investor due to a price protection provision in its subscription agreement. We received gross proceeds of $100,000 in the offering. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

Between March 6, 2012 and March 22, 2012, we entered into subscription agreements with certain accredited investors pursuant to which we sold an aggregate of 60,000 shares of common stock for gross proceeds of $300,000. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

Between February 10, 2012 and February 14, 2012, we entered into subscription agreements with certain accredited investors pursuant to which we sold an aggregate of 145,000 shares of common stock for gross proceeds of $725,000. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On November 29, 2011, we completed a private placement of $400,000 aggregate principal amount of unsecured convertible promissory notes, or the Notes, to certain accredited investors, including a Note in the amount of $150,000 to Dr. Robert Hariri, a member of our board of directors. The Notes were to mature on the earlier of (i) May 29, 2012 and (ii) our consummation of a debt or equity financing in excess of $500,000, or a Qualified Financing, unless earlier converted and bear interest at a rate of 18% per annum.  Interest on the Notes was to be due on the maturity date unless earlier converted. The Notes were to be convertible into shares of our common stock at a conversion price equal to the lower of: (i) $10.00 or (ii) the conversion rate or offering price, as applicable, for the securities sold in the Qualified Financing. As additional consideration for the Notes, we issued an aggregate of 8,000 shares of common stock to the purchasers, including 3,000 shares to Dr. Hariri. The Notes and the shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On July 11, 2011, we issued 1,667 shares of common stock and warrants to purchase 1,667 shares of common stock to an accredited investor. Each warrant had a three-year term and was issued at an exercise price of $30.00 per share. We received gross proceeds of $25,000 in the offering. No underwriting discounts or commissions were paid. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2)  of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On June 27, 2011, we issued an aggregate of 37,500  shares of common stock and warrants to purchase 37,500  shares of common stock to certain accredited investors. Each warrant had a three-year term and was issued at an exercise price of $30.00 per share. We received gross proceeds of $562,500 in the offering. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On May 31, 2011, we issued an aggregate of 28,200 shares of common stock and warrants to purchase 28,200 shares of common stock to certain accredited investors. Each warrant had a three-year term and was issued at an exercise price of $30.00 per share. We received gross proceeds of $423,000 in the offering. No underwriting discounts or commissions were paid. The shares were issued in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.	Description
3.1	Articles of Incorporation (1)
3.2	Bylaws (2)
3.3	Certificate of Amendment to Articles of Incorporation (3)
3.4	Articles of Merger filed with the Nevada Secretary of State (4)
3.5	Certificate of Change filed with the Nevada Secretary of State, dated February 5, 2014 (5)
4.1	Form of Series A Warrant (6)
4.2	Form of Series B Warrant (7)
5.1**	Opinion of Ellenoff Grossman & Schole LLP
10.1	Intellectual Property Purchase Agreement, dated February 25, 2011, by and among the Registrant, Atlas Acquisition Corp. and Peak Wellness, Inc. (8)
10.2	Intellectual Property Assignment Agreement, dated February 25, 2011, by and among Atlas Acquisition Corp. and Peak Wellness, Inc. (9)
10.3	Amended and Restated Employment Agreement, dated as of February 8, 2013, by and between Peter Levy and the Company (10)
10.4	Consulting Agreement, dated as of January 30, 2014, by and between DeFreitas and DelSanto, LLP and MYOS Corporation (11)
10.5^	Distribution Agreement between the Registrant and Maximum Human Performance LLC dated May 16, 2012 (12)
10.6	Form of Advisory Board Agreement (13)
10.7	Commercial Lease, dated August 1, 2012 (14)
10.8	Form of Securities Purchase Agreement, dated January 27, 2014, by and between MYOS Corporation and each of the Purchasers (15)
23.1 *	Consent of Seligson & Giannattasio, LLP
23.2 **	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)
101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document
101.INS *	XBRL Instance Document
101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH *	XBRL Taxonomy Extension Schema Document
101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB *	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed
**	Filed herewith
^	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3(a) in our Registration Statement on Form SB-2 (File Number 333-144082), filed on June 27, 2007.
(2)	Incorporated by reference to Exhibit 3(b) in our Registration Statement on Form SB-2 (File Number 333-144082), filed on June 27, 2007.
(3)	Incorporated by reference to Exhibit A in our Information Statement on Schedule 14C, filed on June 9, 2010.
(4)	Incorporated by reference to Exhibit 3.1 in our Current Report on Form 8-K, filed on May 21, 2012.
(5)	Incorporated by reference to Exhibit 3.1 in our Current Report on Form 8-K, filed on February 10, 2014.
(6)	Incorporated by reference to Exhibit 4.1 in our Current Report on Form 8-K, filed on January 28, 2014.
(7)	Incorporated by reference to Exhibit 4.2 in our Current Report on Form 8-K, filed on January 28, 2014.
(8)	Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K, filed on March 3, 2011.
(9)	Incorporated by reference to Exhibit 10.6 in our Current Report on Form 8-K, filed on March 3, 2011.
(10)	Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K, filed on February 11, 2013.
(11)	Incorporated by reference to Exhibit 10.4 in our Annual Report on Form 10-K, filed on March 31, 2014.
(12)	Incorporated by reference to Exhibit 10.1 in our Quarterly Report on Form 10-Q, filed on August 3, 2012.
(13)	Incorporated by reference to Exhibit 10.6 in our Registration Statement on Form S-1 (333-183098), initially filed on August 6, 2012.
(14)	Incorporated by reference to Exhibit 10.10 in our Registration Statement on Form S-1 (333-183098), initially filed on August 6, 2012.
(15)	Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K, filed on January 28, 2014.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of May, 2014.

MYOS CORPORATION

By:	/s/ Peter Levy
Name:	Peter Levy
Title:	President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Peter Levy	President	May 9, 2014
Peter Levy	(Principal Executive Officer )

/s/ *	Chairman of the Board	May 9, 2014
Dr. Robert J. Hariri

/s/ *	Director	May 9, 2014
Dr. Louis Aronne

/s/ *	Director	May 9, 2014
Dr. Buzz Aldrin

/s/ *	Director	May 9, 2014
Dr. Peter Diamandis

/s/ *	Director	May 9, 2014
Dr. Sapna Srivastava

/s/ *	Director	May 9, 2014
Christopher Pechock

/s/ *	Chief Financial Officer	May 9, 2014
Carl DeFreitas	(Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Peter Levy
Peter Levy
Attorney-in-Fact